Exhibit 99.3
China Real Estate Information Corporation
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006, 2007 and 2008

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2007 and 2008	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2006, 2007 and 2008	F-4
Consolidated Statements of Shareholder’s Equity and Comprehensive Income for the Years Ended December 31, 2006, 2007, and 2008	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2007 and 2008	F-6
Notes to Consolidated Financial Statements	F-7
Schedule 1 — China Real Estate Information Corporation Condensed Financial Statements for the period from August 22, 2008 (date of inception) to December 31, 2008	F-26
Appendix 1 — Entities included in the consolidated financial statements	F-27

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of
China Real Estate Information Corporation
     We have audited the accompanying consolidated balance sheets of China Real Estate Information Corporation and its subsidiaries (the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholder’s equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008, and the related financial statement schedule included in Schedule 1. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Real Estate Information Corporation and its subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
     The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of China Real Estate Information Corporation and its subsidiaries, two operating segments of E-House (China) Holdings Limited. These consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if China Real Estate Information Corporation and its subsidiaries had operated as a stand-alone group during the periods presented.
     As discussed in Note 2 to the financial statements, in 2009 the Company changed its method of accounting for the noncontrolling interest in a subsidiary to conform to FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (SFAS 160) and, retrospectively, adjusted the 2006, 2007 and 2008 financial statements for the change.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
September 3, 2009 (except for Note 15, as to which the date is September 29, 2009)

China Real Estate Information Corporation
Consolidated Balance Sheets
(In U.S. dollar except for share data)

	December 31,
	2007	2008
	$	$
Assets
Current assets:
Cash and cash equivalents	26,411,473	25,791,238
Unbilled accounts receivable	236,586	10,767,049
Accounts receivable, net of allowance for doubtful accounts of nil and nil at December 31, 2007 and 2008, respectively	1,118,411	13,168,789
Advance payment for advertising placement	—	1,803,980
Prepaid expenses and other current assets	392,513	5,810,274
Amounts due from related parties	2,160,269	—

Total current assets	30,319,252	57,341,330
Property and equipment, net	504,213	2,521,190
Intangible assets, net	—	1,529,322
Goodwill	—	4,269,149
Investment in affiliates	—	5,062,394
Advance payment for advertising placement	—	4,927,059
Advance payment for properties	—	7,791,586
Other non-current assets	—	309,103

TOTAL ASSETS	30,823,465	83,751,133

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable	32,172	510,489
Accrued payroll and welfare expenses	167,350	992,263
Income tax payable	689,037	3,877,645
Other tax payable	139,007	775,842
Amounts due to related parties	100	5,472,859
Payable for acquisition of subsidiary	—	1,319,976
Other current liabilities	77,786	1,977,480

Total current liabilities	1,105,452	14,926,554
Deferred revenue—non current	—	1,975,155
Other non-current liabilities	—	338,259

Total liabilities	1,105,452	17,239,968

Commitments and contingencies (Note 14)
Shareholder’s equity:
Ordinary shares ($0.0002 par value): 250,000,000 shares authorized, 71,522,222 and 71,522,222 shares issued and outstanding as of December 31, 2007 and 2008, respectively	14,304	14,304
Additional paid-in capital	30,000,000	40,991,770
Retained earnings (accumulated deficit)	(1,205,488)	20,956,173
Accumulated other comprehensive income	923,501	3,707,854
Subscription receivable	(14,304)	(14,304)

Total CRIC shareholder’s equity	29,718,013	65,655,797

Noncontrolling interest	—	855,368

Total equity	29,718,013	66,511,165

Total liabilities and shareholder’s equity	30,823,465	83,751,133

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Operations
(In U.S. dollar except for share data)

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Total revenues	5,394,853	8,195,165	50,048,530
Cost of revenues	(214,060)	(895,405)	(2,897,247)
Selling, general and administrative expenses	(2,197,961)	(4,985,048)	(19,819,873)

Income from operations	2,982,832	2,314,712	27,331,410
Other income (expense):
Interest income	23,032	192,961	420,517
Foreign exchange loss	—	(502,210)	(1,341,165)
Other income	—	345,385	—

Income before taxes and equity in affiliates	3,005,864	2,350,848	26,410,762
Income tax expense	(894,217)	(284,999)	(4,721,015)

Income before equity in affiliates	2,111,647	2,065,849	21,689,747
Income from equity in affiliates	—	—	153,700

Net income	2,111,647	2,065,849	21,843,447
Net loss attributable to noncontrolling interest	—	—	318,214

Net income attributable to CRIC	2,111,647	2,065,849	22,161,661

Earnings per share:
Basic	$0.03	$0.03	$0.31
Diluted	$0.03	$0.03	$0.31
Shares used in computation:
Basic	71,522,222	71,522,222	71,522,222
Diluted	71,522,222	71,522,222	71,522,222
The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Shareholder’s Equity
and Comprehensive Income
(In U.S. dollar)

				Retained	Accumulated
			Additional	Earnings	Other				Total
	Ordinary		Paid-in	(Accumulated	Comprehensive	Subscription	Noncontrolling	Total	Comprehensive
	Shares		Capital	Deficit)	Income	Receivable	Interests	Equity	Income
	Number	$	$	$	$	$	$	$	$
Balance at January 1, 2006	71,522,222	14,304	—	(582,733)	—	(14,304)	—	(582,733)	—
Net income	—	—	—	2,111,647	—	—	—	2,111,647	2,111,647
Cash contribution from E-House	—	—	5,000,000	—	—	—	—	5,000,000	—
Distribution to E-House	—	—	—	(456,404)	—	—	—	(456,404)	—
Foreign currency translation adjustments	—	—	—	—	47,452	—	—	47,452	47,452

Balance at December 31, 2006	71,522,222	14,304	5,000,000	1,072,510	47,452	(14,304)	—	6,119,962	2,159,099
Net income	—	—	—	2,065,849	—	—	—	2,065,849	2,065,849
Cash contribution from E-House	—	—	25,000,000		—	—	—	25,000,000	—
Distribution to E-House	—	—	—	(4,343,847)	—	—	—	(4,343,847)	—
Foreign currency translation adjustments	—	—	—	—	876,049	—	—	876,049	876,049

Balance at December 31, 2007	71,522,222	14,304	30,000,000	(1,205,488)	923,501	(14,304)	—	29,718,013	2,941,898
Capital contribution	—	—	—	—	—	—	1,173,582	1,173,582	—
Net income (loss)	—	—	—	22,161,661	—	—	(318,214)	21,843,447	21,843,447
Contribution from E-House	—	—	2,591,770	—	—	—	—	2,591,770	—
Cash contribution from E-House	—	—	8,400,000	—	—	—	—	8,400,000	—
Foreign currency translation adjustments	—	—	—	—	2,784,353	—	—	2,784,353	2,784,353

Balance at December 31, 2008	71,522,222	14,304	40,991,770	20,956,173	3,707,854	(14,304)	855,368	66,511,165	24,627,800

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Consolidated Statements of Cash Flows
(In U.S. dollar)

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Operating activities:
Net income	2,111,647	2,065,849	21,843,447
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	11,728	60,577	440,613
Income from investment in affiliates	—	—	(153,700)
Changes in operating assets and liabilities:
Accounts receivable	(2,237,658)	1,046,519	(21,746,362)
Amounts due from related parties	(456,404)	(4,442,415)	2,690,338
Advance payment for advertising placement	—	—	(6,731,039)
Prepaid expenses and other current assets	(20,193)	(89,135)	(4,718,931)
Other non-current assets	—	—	(4,336)
Accounts payable	(51,944)	32,172	387,544
Accrued payroll and welfare expenses	(148,695)	167,350	718,993
Income tax payable	190,820	152,175	3,182,709
Other tax payable	(56,232)	54,535	642,958
Other current liabilities	95,394	(27,352)	326,624
Deferred tax	—	(250,124)	(124,654)

Net cash used in operating activities	(561,537)	(1,229,849)	(3,245,796)

Investing activities:
Purchases of property and equipment	(76,414)	(368,575)	(9,478,138)
Purchase of subsidiaries, net of cash acquired	—	—	(2,399,326)
Investment in affiliates	—	—	(2,500,000)
Proceeds from disposal of property and equipment	—	—	18,645
Loans to related parties	(2,926,355)	—	—
Collection of the loans from related parties	—	964,513	2,157,683

Net cash provided by (used in) investing activities	(3,002,769)	595,938	(12,201,136)

Financing activities:
Contribution from noncontrolling interest	—	—	270
Proceeds of loans from related parties	—	—	5,696,838
Contribution from E-House	5,000,000	25,000,000	8,400,000

Net cash provided by financing activities	5,000,000	25,000,000	14,097,108

Effect of exchange rate changes	23,397	586,293	729,589

Net increase in cash and cash equivalents	1,459,091	24,952,382	(620,235)
Cash and cash equivalents at the beginning of the year	—	1,459,091	26,411,473

Cash and cash equivalents at the end of the year	1,459,091	26,411,473	25,791,238

Supplemental disclosure of cash flow information:
Income taxes paid	—	—	1,446,702
Related party loans converted to equity	5,000,000	25,000,000	8,400,000
Related party receivable paid as dividend or (payable recorded as a capital contribution)	456,404	4,343,847	(2,591,770)

The accompanying notes are an integral part of these consolidated financial statements.

China Real Estate Information Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2006, 2007 and 2008
(In U.S. dollar)
1. Organization and Principal Activities
     China Real Estate Information Corporation (the “Company”) was incorporated on August 21, 2008 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entity (“VIE”), is principally engaged in providing real estate consulting and information services and real estate advertising services in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIE are collectively referred to as the “Group”.
     E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company. E-House Holdings, its subsidiaries and VIEs are collectively referred to as “E-House”, which excludes the Group. E-House began developing the CRIC system in 2002, initially to support services to its clients. In April 2006, E-House incorporated a subsidiary, CRIC (China) Information Technology Co., Ltd., in the British Virgin Islands (“CRIC BVI”). In July 2006, E-House, through CRIC (China) Information Technology Co., Ltd., established a new PRC subsidiary, Shanghai CRIC Information Technology Co., Ltd. (“Shanghai CRIC”), and transferred its assets and staff relating to the CRIC system to Shanghai CRIC. Prior to the establishment of Shanghai CRIC, the real estate information and consulting services were carried out by various companies owned by E-House Holdings. Shanghai CRIC began commercializing the CRIC system and offering information and related consulting services in 2006.
     Shanghai CRIC began offering real estate advertising services in 2008 through a newly acquired VIE in China, Shanghai Tian Zhuo Advertising Co., Ltd. and its majority owned subsidiaries (“Tian Zhuo”).
     E-House Holdings transferred all of the outstanding shares of CRIC BVI to CRIC in October 2008. The restructuring process has been accounted for as a reorganization of entities under common control.
     Upon incorporation, the Company had 500,000,000 ordinary shares authorized, 1,000 ordinary shares issued and outstanding with a par value of $0.0001 per share, all of which were held by E-House Holdings. On January 1, 2009, the Company issued an additional 99,999,000 ordinary shares to E-House Holdings for par value, or $10,000. On August 29, 2009, the Company effected a reverse share split whereby all of 100,000,000 issued and outstanding ordinary shares, having a par value of $0.0001 per share, were converted into 50,000,000 ordinary shares, having a par value of $0.0002 per share, and the number of authorized shares was reduced from 500,000,000 to 250,000,000. On September 28, 2009, the Company issued 21,522,222 additional ordinary shares at par value to E-House Holdings. Both the reverse share split and the ordinary share issuance to E-house Holdings have been retroactively reflected for all periods presented herein.
     As of December 31, 2008, all consolidated subsidiaries of the Company are included in Appendix 1.
     The consolidated financial statements have been prepared on a carve-out basis and represent the assets and liabilities and the related results of operations and cash flows of the Group, which represent two operating segments of E-House Holdings. The financial data of previously separate entities have been combined, to the extent included in the aforementioned operating segments of E-House Holdings, for all periods presented as all such entities were under common control. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a standalone basis during the periods presented. Transactions between the Group and E-House are herein referred to as related party transactions.
     In connection with a contemplated initial public offering (the “offering”) of the Company, E-House Holdings and the Company entered into non-competition arrangements on July 29, 2009, according to which E-House has agreed not to compete with the Group in the real estate information and consulting services and real estate advertising services business anywhere in the world and the Group has agreed not to compete with E-House in any services currently provided or contemplated by E-House. Prior to these non-competition arrangements, both E-House and the Group conducted real estate information and consulting services and primary real estate agency services. Shanghai CRIC began offering real estate advertising services in 2008, and there were no advertising activities prior to the formation of CRIC BVI and Shanghai CRIC.

     The consolidated financial statements include the Group’s direct expenses as well as allocations for various selling, general and administrative expenses of E-House that are not directly related to real estate information and consulting services or real estate advertising services. These expenses consist primarily of share-based compensation expenses of senior management and shared marketing and management expenses including marketing, finance, legal, technology, human resources, administration and internal audit. These allocations were made using a proportional cost allocation method and were based on revenues, expenses and headcount as well as estimates of actual time spent on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total selling, general and administrative expenses allocated from E-House are $321,042, $624,654 and $3,516,284 for the years ended December 31, 2006, 2007 and 2008, respectively. Income tax liability is calculated based on a separate return basis as if the Group had filed a separate tax return.
2. Summary of Principal Accounting Policies
(a) Basis of presentation
     The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
     The consolidated financial statements include the financial statements of CRIC, its majority owned subsidiaries and its VIE, Tian Zhuo. All significant inter-company transactions and balances have been eliminated in consolidation.
     In accordance with the provisions of FASB Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities” (“FIN 46R”), the Group evaluates each of its interests in private companies to determine whether or not the entity is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. If deemed the primary beneficiary, the Group consolidates the VIE.
     PRC regulations currently prohibit or restrict foreign ownership of companies that provide Internet content and advertising services. To comply with these regulations, the Group provides Internet content service and provides substantially all of its real estate advertising services through the investments held by Tian Zhuo, a PRC entity solely owned by Xin Zhou, the Group’s Chairman. On April 1, 2008, Tian Zhuo entered into various agreements with Shanghai CRIC, including a Consultancy Service Agreement, Shareholder Voting Rights Proxy Agreement and Exclusive Equity Transfer Call Agreement. Under these agreements, Shanghai CRIC provides Tian Zhuo with consulting and related services and information services and is entitled to receive service fees. In addition, the shareholder of Tian Zhuo irrevocably granted Shanghai CRIC the power to exercise all voting rights to which it was entitled. Finally, Shanghai CRIC has the option to acquire all or part of the equity interests in Tian Zhuo, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration.
     Through the contractual arrangements described above, Shanghai CRIC is deemed the primary beneficiary of Tian Zhuo. Accordingly, the results of Tian Zhuo and its subsidiaries have been included in the accompanying consolidated financial statements, beginning April 1, 2008.
     During 2008, the Group funded Tian Zhuo’s capital requirements of $146,314 and provided an additional $5,120,989 for the purpose of acquisitions and $9,949,353 as prepayment and deposit for a three-year period for real estate advertising placements to certain Shanghai newspapers via a $15,216,656 in interest-free loans to Xin Zhou.
     The following financial statement amounts and balances of Tian Zhuo were included in the accompanying consolidated financial statements as of and for the year ended December 31, 2008:

As of December 31, 2008
Total assets	14,738,217
Total liabilities	15,509,814
(c) Use of estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include valuation of long-lived assets and goodwill, allowance for doubtful accounts and the valuation allowance on deferred tax assets.
(d) Fair value of financial instruments
     The Group adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair value measurements” (“SFAS 157”) on January 1, 2008 for all financial assets and liabilities that under other accounting pronouncements require or permit fair value measurements and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 defines fair value, established a framework for measuring fair value, and expands disclosure about fair value measurements.

     SAFS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers and it considers assumptions that market participants would use when pricing the asset or liability.
     SAFS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SAFS 157 establishes three levels of inputs that may be used to measure fair value:
     Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
     Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
     Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
     The Group does not have any financial assets or liabilities that are required to be measured at fair value on a recurring basis.
     The carrying amount of cash, accounts receivable, other receivables, accounts payable, other payables and amounts due from/to related parties approximates fair value due to their short-term nature.
     The fair value of advance payment for advertising placement, non-current portion was $4,435,132 as at December 31, 2008 based on discounted cash flow.
(e) Business combinations
     Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.
(f) Cash and cash equivalents
     Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
(g) Unbilled accounts receivable
     Unbilled accounts receivable represents amounts recognized in revenue prior to issuing official tax receipts to customers. The Group regularly reviews the collectability of unbilled accounts receivable in the same method as accounts receivable.
(h) Advance Payment for Advertising Placement
     In December 2008, the Group prepaid $6,731,039 to certain Shanghai newspapers for real estate advertising placements over a three-year period.
(i) Advance Payment for Properties, Non-current Portion
     In May 2008, the Group prepaid $7,791,586 for an office building, which the Group intended to use as its corporate office. In April 2009, the Group leased another office building as its corporate office. The Group intends to sell the property for which they made the prepayment upon receipt of the property title.
(j) Investment in affiliates
     Affiliated companies are entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Investments in affiliates are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the income statement and its shares of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other-than-temporary. The Group has not recorded any impairment losses in any of the periods reported.
(k) Property and equipment, net
     Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
     Gains and losses from the disposal of property and equipment are included in income from operations.
(l) Intangible assets, net
     Acquired intangible assets mainly consist of customer contracts and non-compete agreements from business combinations and are recorded at fair value on the acquisition date. Customer contracts are amortized based on the timing of the revenue expected to be derived from the respective customer. Non-compete agreements are amortized ratably over the specified contract term.
(m) Internally developed software
     The costs of software for internal use are capitalized in accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Qualifying costs incurred during the application development stage, which consist primarily of internal labor costs, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred. Historically the costs incurred have been immaterial and, as a result, expensed as incurred.
(n) Impairment of long-lived assets
     The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.
(o) Impairment of goodwill
     SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
     Management performs its annual goodwill impairment test on December 31. No goodwill has been impaired during any of the periods presented.
(p) Income taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.
     Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. No significant impact of adopting FIN 48 was noted on the Group’s consolidated financial statements.

(q) Value added taxes
     Shanghai CRIC is subject to value added tax at a rate of 17% on proceeds received from provision of the CRIC subscription services, less any VAT already paid or borne by Shanghai CRIC on the goods or services purchased by it and utilized in the provisions of the CRIC subscription services that have generated the gross sales proceeds. However, pursuant to Certain Policies for Encouraging Software Industry and Integrated Circuits Industry issued in 2000, Shanghai CRIC qualifies as a “software enterprise” and is entitled to a rebate of its net VAT liability to the extent that it exceeds 3% of the actual VAT burden. Such refunds are not treated as taxable income and must be used for funding the Shanghai CRIC’s software research and development. This policy is effective until 2010. The net VAT balance is recorded either in other tax payables or prepaid expenses and other current assets on the face of consolidated balance sheets.
(r) Share-based compensation
     The Company accounts for share-based compensation in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Accordingly, share-based compensation cost is measured on the grant date, based on the fair value of the award, and recognized as an expense over the requisite service period. As required by SFAS 123R, management has made an estimate of expected forfeitures and recognizes compensation cost only for those equity awards expected to vest.
(s) Revenue recognition
     The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes.
     The Group provides real estate consulting services to customers in relation to land acquisition and property development. In certain instances, the Group agrees to a consulting arrangement wherein payment is contingent upon the delivery of a final product, such as closing a land acquisition transaction or providing a market study report. The Group recognizes revenue under such arrangements upon delivery of the final product, assuming customer acceptance has occurred and the fee is no longer contingent. In other instances, the Group provides services periodically during the development stage of a real estate project, such as monthly market updates. The contractual period for such arrangements is usually between one and twelve months with revenue being recognized ratably over such period.
     The Group sells subscriptions to its proprietary CRIC system for which revenues are recognized ratably over the subscription period, which is usually six to twelve months.
     When an arrangement includes periodic consulting services and subscriptions for the CRIC system, revenues are recognized ratably over the longer of the consulting or CRIC subscription period. When an arrangement includes project-based consulting services and subscriptions for the CRIC system, the entire arrangement is considered a single unit of account as the Group does not have objective and reliable evidence of fair value for each deliverable. Revenue is recognized based on the revenue recognition model for the final deliverable in the arrangement, which is typically the subscription for the CRIC system which requires ratable recognition over the subscription period. The Group has objective and reliable evidence of the fair value for the CRIC subscription service. As such, upon delivery of the consulting product, the Group defers the fair value of the remaining CRIC subscription and recognizes the residual amount, or the difference between the remaining fair value of the CRIC subscription and the total arrangement fee, as revenue, assuming all other revenue recognition criteria have been met. The residual amount recognized is limited to the cumulative amount due under the terms of the arrangement.
     As a subsidiary of E-House, the Group have historically had multiple element arrangements which have included the provision of primary real estate services, payment of which is based on a commission rate that is contingent upon the sale of real estate. The Group has determined that the commission rate for the primary real estate services under these multiple element arrangements has been at or above fair value. As such, the fixed arrangement fees associated with the consulting services and/or subscription for the CRIC system have been recognized in accordance with the preceding paragraph.
     The Group generates revenues from real estate advertising design services. The Group recognizes the revenue derived from real estate advertising design services ratably over the specified contract period ranging from three to twelve months.
     Deferred revenues are recognized when payments are received in advance of revenue recognition.
(t) Cost of revenue
     Cost of revenue primarily consists of costs incurred for developing, maintaining and updating the CRIC database system, which includes cost of data purchased or licensed from third-party sources, personnel related costs and associated equipment depreciation. Cost of revenue also includes fees paid to third parties for the services directly related to advertising design. These costs are expensed in the periods incurred.
(u) Advertising expenses
     Advertising expenses are charged to the statements of operations in the period incurred and amounted to $142,388, $124,353 and $1,424,240 for the years ended December 31, 2006, 2007 and 2008, respectively.

(v) Foreign currency translation
     The functional currency of the Company is the United States dollar (“U.S. dollar”) and is used as the reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollar at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of shareholder’s equity and comprehensive income.
     The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Transactions in other currencies are recorded at the rates of exchange prevailing when the transactions occur.
     The Group recorded an exchange loss of nil, $502,210 and $1,341,165 for the years ended December 31, 2006, 2007 and 2008, respectively.
(w) Concentration of credit risk
     Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with reputable financial institutions.
     The Group regularly reviews the creditworthiness of its customers, but generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on factors surrounding the credit risk of specific customers, including overall relationship with the customer, past and ongoing business relationship, past record and pattern of settling receivables, length of the receivable and any specific information indicating the collectability of the receivables. No allowance for doubtful accounts has been provided during any of the periods presented.
(x) Earnings per share
     Basic earnings per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.
     Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. There were no dilutive securities for any of the periods presented.
(y) Comprehensive income
     Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.
(z) Recently issued accounting pronouncements
     In December 2007, the FASB issued SFAS No. 141, Business Combinations: (Revised 2007) (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met. SFAS 141R allows for the recognition of pre- acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS 5, Accounting for Contingencies, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Group adopted SFAS 141R on January 1, 2009 and has accounted for subsequent business combinations accordingly.
     On April 1, 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP FAS 141(R)-1”), which amends the guidance in SFAS No. 141R, to establish a model for preacquisition contingencies that is similar to the one entities used under Statement 141. Under the FSP, an acquirer is required to recognize at fair value an “asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in Statement 5 and Interpretation 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Group adopted FSP FAS 141(R)-1 on January 1, 2009 and has accounted for subsequent business combinations accordingly.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (SFAS 160). This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The adoption of SFAS No. 160 on January 1, 2009 resulted in a minority interest reclassification on both the consolidated balance sheets and statements of income, with no other material impact to the Group’s financial position or results of operations.
     In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Group will adopt FAS 157 for its non-financial assets and non-financial liabilities beginning with the first interim period of its fiscal year 2009. The adoption of FAS 157 for the Group’s non-financial assets and non-financial liabilities on January 1, 2009 did not have a material impact on its financial position, results of operations or cash flows.
     In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The adoption of FSP 157-3 did not have a material impact on the Group’s consolidated financial statements or the fair values of its financial assets and liabilities.
     On April 9, 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of FSP 157-4 on April 1, 2009 did not have a material impact on the Group’s consolidated financial statements or the fair values of its financial assets and liabilities.
     In April 2008, the FASB issued FASB Staff Position FAS 142-3, Determination of the Useful Life of Intangible Assets. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The adoption of FSP FAS 142-3 on January 1, 2009 did not have a material impact on the Group’s consolidated financial statements.
     At the November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6, Equity Method Investment Accounting Considerations (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of SFAS 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The adoption of EITF 08-6 on January 1, 2009 did not have a material impact on the Group’s consolidated financial position and results of operations.
     In April 2009, the FASB issued FSP FAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of FSP FAS 115-2 and FAS 124-2 on April 1, 2009 did not have a material impact on the Group’s consolidated financial statements.
     In November 2008, the FASB ratifies the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The adoption of EITF 08-7 on January 1, 2009 did not have a material impact on the Group’s consolidated financial statements.

     In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, SFAS 165 provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 on April 1, 2009 did not have a material impact on the Group’s consolidated financial statements.
     In June 2009 the FASB issued SFAS No. 166, “Accounting for Transfers of financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for the Company’s fiscal year beginning January 1, 2010. The adoption of SFAS 166 on April 1, 2009 did not have a material impact on the Group’s consolidated financial statements.
     In June 2009 the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 eliminates Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying Interpretation 46(R)’s provisions. SFAS 167 will be effective for the Group’s fiscal year beginning January 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
3. Investments in Affiliated Companies
     On February 24, 2008, the Group entered into a joint venture agreement with SINA Corporation (“SINA”) to form China Online Housing Technology Corporation (“China Online Housing”). The Group contributed $2.5 million in cash and a 10-year license to its proprietary CRIC database and SINA contributed $2.5 million in cash and the right to its real estate and home decoration channel operations for a period of 10 years. The Group and SINA hold a 34% and 66% interest in China Online Housing, respectively. The Group recorded an initial investment cost of $4,908,694, including $2.5 million cash contribution, $2,400,951 in the portion of the fair value of the 10-year license to its proprietary CRIC database ascribed to SINA, proportional to its 66% interest, and $7,743 in transaction cost. The Group recorded deferred revenue of $2,400,951, which is being recognized as revenue over the ten-year term of the contributed CRIC database license given the Group’s ongoing obligation to continually maintain and update the content contained within the CRIC database. Deferred revenue is classified as current or non-current depending on when the revenue is expected to be recognized.
     This transaction was accounted for using the equity method with the purchase price of China Online Housing allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,700,000
Intangible assets
Advertising rights	2,894,775	10 years
Customer contract backlog	313,919	6 months

Total	4,908,694

     The initial purchase price resulted in negative goodwill of $325,395, which has been reflected above as a reduction in the recorded amount of intangible assets acquired.
4. Acquisitions of Subsidiaries
     To expand their real estate consulting and real estate advertising services, the Group completed the following two acquisitions in 2008:
     On September 9, 2008, the Group acquired a 60% interest in Wushi Consolidated (Beijing) Advertising Media Co., Ltd. for $2,678,728. The transaction was accounted for using the purchase method with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Cash acquired	1,759,969
Intangible assets
Customer advertising designing contracts	81,438	3 months
Non-compete agreement	191,424	5 years

	Allocated	Amortization
	Value	Period
	$
Goodwill	666,257
Deferred tax liabilities	(20,360)

Total	2,678,728

     The goodwill was allocated to the real estate advertising services segment.
     On October 14, 2008, the Group purchased a 100% interest in Guangzhou Integrated Residential Building Industry Facility Co., Ltd. for $4,451,118. An additional $2.2 million in cash consideration was contingently payable upon achieving certain earnings targets for the year ending December 31, 2009 and for the six months ending June 30, 2010. Such conditional consideration had not been included in the acquisition cost. The transaction was accounted for using the purchase method, with the purchase price allocated as follows:

	Allocated	Amortization
	Value	Period
	$
Tangible assets acquired	1,217,304
Liability assumed	(1,434,594)
Intangible assets—Non-compete agreement	1,420,688	5 years
Goodwill	3,602,892
Deferred tax liabilities	(355,172)

Total	4,451,118

     The goodwill was allocated to the real estate information and consulting services segment.
Pro forma results (unaudited)
     The following table summarizes unaudited pro forma financial information for the years ended December 31, 2007 and 2008 as if the acquisitions had occurred on January 1, 2007 and 2008, respectively. These pro forma results have been prepared for informational purposes only based on the Group’s best estimate and are not indicative of the results of operations that would have been achieved had the acquisitions occurred as of January 1, 2007 and 2008.

	As of December 31
	2007	2008
	$	$
Total revenues	9,968,712	52,793,468
Net income	1,887,888	21,129,709
Earnings per share:
Basic	0.03	0.30
Diluted	0.03	0.30
5. Property and Equipment, Net
     Property and equipment, net consists of the following:

	As of December 31
	2007	2008
	$	$
Leasehold improvements	20,973	265,650
Furniture, fixtures and equipment	578,948	2,133,841
Motor vehicles	—	565,652

Total	599,921	2,965,143
Less: Accumulated depreciation	(95,708)	(443,953)

Property and equipment, net	504,213	2,521,190

     The Group’s depreciation expenses were $11,728, $60,577 and $274,644 for the years ended December 31, 2006, 2007 and 2008, respectively.
6. Intangible Assets, Net
     Intangible assets subject to amortization are comprised of the following:

	As of December 31,
	2007	2008
	$	$
Intangible assets subject to amortization
Customer contracts	—	81,438
Non-compete agreements	—	1,612,112
Computer software licenses	—	1,741

	—	1,695,291

	As of December 31,
	2007	2008
	$	$
Less: Accumulated amortization
Customer contracts	—	(81,438)
Non-compete agreements	—	(84,444)
Computer software licenses	—	(87)

	—	(165,969)

Intangible assets subject to amortization, net	—	1,529,322

     The Group recorded amortization expense of nil, nil and $165,969 for the years ended December 31, 2006, 2007 and 2008, respectively. The Group expects to record amortization expense of $311,602, $311,602, $311,171, $310,907 and $284,040 for the years ending December 31, 2009, 2010, 2011, 2012 and 2013, respectively.
7. Goodwill
     Changes in the carrying amount of goodwill by segment are as follows:

Real Estate
	Information and	Real Estate
	Consulting	Advertising
	Service	Service
	Segment	Segment	Total
	$	$	$
Balance as of December 31, 2007	—	—	—
Goodwill recognized upon acquisition	3,602,892	666,257	4,269,149

Balance as of December 31, 2008	3,602,892	666,257	4,269,149

8. Income Tax
     The provision for income taxes is comprised of the following:

	Years Ended December 31
	2006	2007	2008
	$	$	$
Current Tax
PRC	558,269	404,149	3,976,671
Other	335,948	130,974	848,852

	894,217	535,123	4,825,523

Deferred Tax
PRC	—	(250,124)	(104,508)

Income tax expense	894,217	284,999	4,721,015

Cayman Islands and British Virgin Islands
     Under the current laws of the Cayman Islands and the British Virgin Islands, the Company and CRIC BVI are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.
Hong Kong
     The Company’s subsidiaries in Hong Kong is subject to a profit tax at the rate of 17.5% , 17.5% and 16.5% on assessable profit determined under relevant Hong Kong tax regulations for 2006, 2007 and 2008, respectively.
PRC
     Prior to January 1, 2008, the Company’s PRC subsidiaries and consolidated VIEs were governed by the Income Tax Law of People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprise and the Enterprise Income Regulation (“the old income tax law and rules”). Pursuant to the old income tax law and rules, such PRC entities were generally subject to Enterprise Income tax (“EIT”) at the statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income with the exception of Shanghai Real Estate Consultant & Sales (Group) Co., Ltd (“E-House Shanghai”), the main subsidiary of E-House, which was registered in the Pudong New Area of Shanghai, the PRC, and was subject to a 15% preferential income tax rate for the years ended December 31, 2006 and 2007.
     On January 1, 2008, a new Enterprise Income Tax Law in China took effect. The new law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The new law provides a five-year transition period from its effective date for certain qualifying enterprises that were established before the promulgation date of the new tax law and that were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. E-House Shanghai is subject to such a graduated rate schedule, specifically, the applicable rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

     CRIC Shanghai was approved as a high and new technology enterprise under the new law and is therefore subject to a 15% preferential income tax rate for the years from 2008 through 2010.
     In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
     The Group adopted the provisions of FIN 48 effective January 1, 2007. Based on its FIN 48 analysis documentation, the Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group had no material uncertain tax positions as of December 31, 2007 and 2008 or material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods for the adoption of FIN 48. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2008, the amount of interest and penalties related to uncertain tax positions was immaterial.
     The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.
     According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of tax liability exceeding RMB100,000 (approximately $14,600 under the current exchange rate) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s major operating entity, CRIC Shanghai, is therefore subject to examination by the PRC tax authorities from inception through 2008 on both transfer pricing and non-transfer pricing matters.
     The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2006	2007	2008
	$	$	$
Deferred tax assets:
Accrued salary expenses	—	41,837	25,868
Advertising expenses	—	—	17,206
Net operating loss carryforwards	196,625	218,621	304,766

Gross deferred tax assets	196,625	260,458	347,840

Valuation allowance	(196,625)	—	—

Net deferred tax assets	—	260,458	347,840

Analysis as:
Current	—	260,458	43,074
Non-current	—	—	304,766

Deferred tax liabilities:
Amortization of intangible and other assets	—	—	338,259

Total deferred tax liabilities	—	—	338,259

Analysis as:
Current	—	—	—
Non-current	—	—	338,259

Movement of the valuation allowance is as follows:

	2006	2007	2008
	$	$	$
Balance as of January 1,	—	196,625	—
Additions	193,439	—	—
Releases	—	(202,113)	—
Changes due to foreign exchange	3,186	5,488	—

Balance as of December 31,	196,625	—	—

     In December 2007, the Group entered into a strategic cooperation agreement with a customer, which the Group estimated, would generate enough profit to utilize all the cumulative losses. As such, the valuation allowance previously provided against the net operating losses in 2006 were fully released in 2007.
     Reconciliation between the provision for income tax computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Year Ended December 31,
	2006	2007	2008
PRC income tax rate	33.00%	33.00%	25.00%
Expenses not deductible for tax purposes	3.75%	9.26%	3.40%
Effect of tax preference	(3.12)%	(12.57)%	(9.04)%
Effect of different tax rate of subsidiary operations in other jurisdiction	(10.31)%	(12.45)%	(1.59)%
Effect of new income tax law	—	3.48%	—
Valuation allowance movement	6.43%	(8.60)%

	29.75%	12.12%	17.77%

     As of December 31, 2006, 2007 and 2008, the Group had net operating loss carryforwards of $588,227, $853,887 and $1,219,064, respectively, which will expire if not used between 2011 and 2013.
     Undistributed earnings of the Company’s PRC subsidiaries of approximately $22 million at December 31, 2008 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings generated after January 1, 2008, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. For distribution of those earnings generated before January 1, 2008, the distributions are exempt from PRC withholding tax.
9. Share-Based Compensation
E-House Holdings’s Share Incentive Plan (“the E-House Plan”)
     During the year ended December 31, 2006, E-House Holdings adopted the E-House plan, which allows E-House Holdings to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to E-House. Under the plan, E-House Holdings authorized 3,636,364 ordinary shares, or 5% of the then total shares outstanding of E-House Holdings, to grant as options or restricted shares over a three-year period. Options have a ten-year life. Share options granted under the E-House Plan can be settled by the employee either by cash or net settled by shares.
     On November 28, 2006, E-House Holdings granted options for the purchase of 436,364 shares to an employee. The options entitle the option holder to acquire ordinary shares of E-House Holdings at an exercise price of $3.30 per share. The options expire ten years from the date of grant, with one-third of the options vesting on each of the following three grant date anniversaries.
     On May 16, 2007, E-House Holdings granted 436,364 restricted shares to replace the above mentioned option award granted under the E-House Plan. The purchase price of the restricted shares was $3.30 per share, which was the exercise price of the option that was replaced. The vesting and other requirements imposed on these restricted shares were the same as under the original option grant. This modification did not result in any incremental compensation expense. Cash received from the purchase of the restricted shares was $1,440,001. 148,364 restricted shares were vested on November 28, 2007. The cash received from the purchase of the restricted shares relating to the unvested portion was recorded as a payable due to related parties as of December 31, 2007.
     In 2007 and 2008, E-House Holdings granted options to certain employees, senior management and independent directors for the purchase of 1,215,000 and 1,356,000 ordinary shares, respectively. The options entitle the option holders to acquire ordinary shares of E-House Holdings at the exercise price ranging from $5.50 to $12.50 per share in 2007, and $9.53 to $24.30 per share in 2008, based on the fair market value of the ordinary shares at each of the dates of grant. Under the terms of each option plan, options expire 10 years from the date of grant and generally vest over three years.
     E-House’s management has used the binomial model to estimate the fair value of the options. The assumptions used in the binomial model were:

	2006	2007	2008
Average risk-free rate of return	4.50%	4.76%	3.98%
Contractual life of option	10 years	10 years	10 years
Average estimated volatility rate	49.0%	62.7%	59.3%
Average dividend yield	0.00%	0.00%	0.00%
     On November 7, 2008, E-House Holdings modified the exercise price and vesting schedule of 2,014,166 outstanding options previously granted between July 23 2007 to August 2, 2008. The exercise price for these options was reduced from between $9.53 to $24.30 to $5.37. The vesting schedule of 1,794,166 of the 2,014,166 options was extended such that the options previously granted in 2007 and 2008 vest ratably over the two and three years subsequent to the modification date, respectively.
     In connection with the above modifications, incremental compensation cost was measured as the excess of the fair value of the modified options over the fair value of the original options immediately before their terms were modified, measured based on the share price and other pertinent factors at the modification date. Incremental compensation cost of the vested options amounting to $229,110 was immediately expensed. For those unvested or partially vested options, E-House will recognize incremental cost of $1,643,541 and the unrecognized compensation cost from the initial grant date over the modified requisite service period.
     The total fair value of options vested, which reflected the modification of the options, was nil, nil and $2,167,030 during the years ended December 31, 2006, 2007 and 2008, respectively.
     The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2007 and 2008 was $1.39, $3.80 and $7.47 per share, respectively. The weighted-average modification date fair value of modified options in 2008 was $2.44. E-House recorded compensation expense of $16,806, $751,222 and $4,399,831 for the years ended December 31, 2006, 2007 and 2008. There were no options exercised during the years ended December 31, 2006, 2007 and 2008, respectively.
     A summary of options activity under the E-House Plan as of December 31, 2008 and changes for the year then ended is presented below and all the amounts reflect the modification of exercise prices of options.

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value of Options
		$		$
Outstanding, as of January 1, 2008	1,215,000	5.40
Granted	1,356,000	5.37
Exercised	—	—
Forfeited	(256,834)	5.37
Cancelled	—	—
Outstanding, as of December 31, 2008	2,314,166	5.39	8.9 years	6,278,673
Vested and expected to vest as of December 31, 2008	2,126,589	5.39	8.9 years	5,766,588
Exercisable as of December 31, 2008	387,484	5.40	8.5 years	1,044,831
     As of December 31, 2008, there was $10,943,400 of total unrecognized compensation expense related to unvested share options granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.
     A summary of restricted share activity under the E-House Plan as of December 31, 2007 and 2008 and changes in the periods is presented below:

	No. of	Weighted Average
	Restricted Shares	Grant-Date Fair Value
		$
Unvested as of January 1, 2008	288,000	1.39
Granted	—	—
Vested	(144,000)	1.39
Forfeited	—	—

Unvested as of December 31, 2008	144,000	1.39

     The total fair value of restricted shares vested in 2007 and 2008 was $206,226 and $200,160, respectively.
     As of December 31, 2008, there was $184,861 of total unrecognized compensation expense related to restricted shares granted under the E-House Plan. That cost is expected to be recognized over a weighted-average period of 0.92 years.
     The weighted-average grant-date fair value of restricted shares granted during the year ended December 31, 2007 was $1.39 per share. E-House recorded compensation expense of $201,667 and $201,667 for the years ended December 31, 2007 and 2008. There were no restricted shares granted during the year ended December 31, 2007 and 2008.
     The share-based compensation expense recorded by the Group was $1,619, $172,053 and $1,253,890 for the years ended December 31, 2006, 2007 and 2008, respectively. These expenses are recorded in selling, general and administrative expenses and included share options granted by E-house to the Group’s employees and options to E-House’s senior management that were allocated to the Group.
     The Company’s Share Incentive Plan (“the CRIC Plan”)
     On September 9, 2008, the Company adopted the CRIC Plan to provide additional incentives to employees, directors and consultants who render services to CRIC. Under the CRIC Plan, the maximum number of shares that may be issued shall be 15% of the total outstanding shares of the Company on an as-converted basis assuming all options outstanding were converted into shares as of the effective date of the CRIC Plan, plus an additional number of shares to be added on each of the third, sixth and ninth anniversary of the effective date of the CRIC Plan.

10. Employee Benefit Plans
     The Company’s PRC subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $59,116, $201,384 and $1,337,295 for the years ended December 31, 2006, 2007 and 2008, respectively, for such benefits.
11. Distribution of Profits
     Pursuant to laws applicable to entities incorporated in the PRC, the Company’s subsidiaries must make appropriation from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. The amount of the reserve fund for the Group as of December 31, 2007 and 2008 were nil and $1,838,675, respectively.
     In addition, the share capital of the Company’s PRC subsidiaries of $30,000,000 and $33,000,000 as at December 31, 2007 and 2008, respectively, was considered restricted due to restrictions on the distribution of share capital.
     As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $34,838,675 as of December 31, 2008.
12. Segment Information
     The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who review consolidated and segment results when making decisions about allocating resources and assessing performance of the Group.
     The Group has two operating segments: 1) real estate information and consulting services and 2) real estate advertising services. The Group’s CODM reviews net revenue, cost of sales, operating expenses, income from operations and net income for each operating segment and does not review balance sheet information. For the years ended December 31, 2006 and 2007, the real estate information and consulting services was the Group’s sole operating segment. The real estate advertising service segment commenced in 2008. Corporate expenses such as selling, general and administrative expenses, and interest income are not allocated among segments and are recorded as non-allocated items.
     The following table summarizes the selected revenue and expense information for each operating segment:

	Real Estate	Real Estate
	Information	Advertising
	and Consulting	Service
2008	Service Segment	Segment	Non-Allocated	Total
	$	$	$	$
Revenues from external customers	49,116,061	932,469	—	50,048,530
Cost of revenues	(2,855,398)	(41,849)		(2,897,247)
Selling, general and administrative expenses	(13,776,504)	(1,865,669)	(4,177,700)	(19,819,873)

Income (loss) from operations	32,484,159	(975,049)	(4,177,700)	27,331,410
Interest income	415,512	3,779	1,226	420,517
Foreign exchange loss	(1,323,858)	—	(17,307)	(1,341,165)

Income (loss) before taxes and equity in an associate	31,575,813	(971,270)	(4,193,781)	26,410,762
Income tax benefit (expense)	(4,917,503)	196,488	—	(4,721,015)

Income (loss) before equity in affiliates	26,658,310	(774,782)	(4,193,781)	21,689,747
Income from investment in affiliates	—	—	153,700	153,700

Net income (loss)	26,658,310	(774,782)	(4,040,081)	21,843,447

Geographic
     Substantially all of the Group’s revenues from external customers and long-lived assets are located in the PRC.
Service Lines
     Details of revenues to external customers of the Group’s various service lines are as follows:

	Years Ended December 31
	2006	2007	2008
Real estate consulting service	5,382,216	7,907,707	46,940,567
Real estate information service	12,637	287,458	2,175,494
Real estate advertising services	—	—	932,469

Total revenues	5,394,853	8,195,165	50,048,530

Major customers
     Details of the revenues for customers accounting for 10% or more of total revenues are as follows:

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Customer A	*	*	28,321,400
Customer B	*	*	7,788,385
Customer C	*	*	5,144,560
Customer D	1,700,826	1,774,818	*
Customer E	*	1,690,435	*
Customer F	*	1,690,435	*
Customer G	1,919,703	*	*

*	indicates the revenue from these customers was less than 10% in the stated periods.
     Details of the accounts receivable from customers accounting for 10% or more of total accounts receivable are as follows:

	Years Ended December 31,
	2007	2008
	$	$
Customer A	*	7,666,854
Customer B	*	8,047,270
Customer H	177,481	*

*	indicates the accounts receivables from the customer was less than 10% as at the stated year end.
13. Related Party Balances and Transactions
     These consolidated financial statements include transactions with E-House and its subsidiaries. Furthermore, E-House provided certain corporate services for the consolidated financial statement periods presented. During the years ended December 31, 2006, 2007 and the Group waived net receivables from E-House and its consolidated subsidiaries of $456,404, $4,343,847 respectively, and have recorded such amounts as adjustments to equity. During the year ended December 31, 2008, E-House waived net receivables from the Group of $2,591,770, which the Group has reflected as a capital contribution.
     During the years ended December 31, 2006, 2007 and 2008, E-House loaned $5,000,000, $25,000,000 and $8,400,000, respectively, to fund capital injections into CRIC’s PRC subsidiaries. Such amounts have been waived by E-House and have been reflected as capital contributions as of the date such loans were originally made.
     The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under common control by E-House Holdings
Shanghai JinYue Real Estate Development Co., Ltd.	Mr. Xin Zhou, chairman of CRIC, is a director of the entity
     During the years ended December 31, 2006, 2007 and 2008, significant related party transactions were as follows:
Transactions with E-House

	Years Ended December 31,
	2006	2007	2008
	$	$	$
Corporate selling, general and administrative expenses allocated from E-House (Note 1)	321,042	624,654	3,516,284
Information services provided to E-House	—	98,568	—
Advertising services provided to E-House	—	—	169,928
     The advertising services provided to E-house represents advertising services provided to E-house from Wushi Consolidated (Beijing) Advertising Media Co., Ltd.

     The transactions are measured at the amount of consideration established and agreed to by the related parties, which approximate amounts charged to third parties. Expense allocations from E-House are based on a variety of factors and are dependent on the nature of the expenses being allocated.
     As of December 31, 2007, amounts due from related parties was $2,160,269, which represents loans made to E-House for general working capital requirements. The loan was interest free and fully repaid in 2008.
     As at December 31, 2007 and 2008, amounts due to related parties is comprised of the following:

	As of December 31,
	2007	2008
	$	$
Shanghai JinYue Real Estate Development Co., Ltd.	—	146,314
E-House	100	5,326,545

Total	100	5,472,859

     The amount due to Shanghai JinYue Real Estate Development Co., Ltd. represents amounts paid on behalf of the Group to fund Tian Zhuo’s capital requirements. The Group repaid such amounts in March 2009.
     The amount due to E-House as of December 31, 2008 reflects prepayments for real estate advertising placements on behalf of the Group by E-House. The balance is interest free and settleable on demand.
     The rollforward of the intercompany receivable balance with E-House for the years ended December 31, 2006, 2007 and 2008 is as follows:

	Year Ended December 31,
	2006	2007	2008
Balance at January 1	—	2,949,470	2,160,269
Loans granted to E-House	2,949,470	—	—
Collection of loans granted to E-House	—	(887,769)	(2,061,701)
Loans received from E-House	(5,000,000)	(25,000,000)	(8,400,000)
Corporate expenses allocated from E-House	(321,042)	(624,654)	(3,516,284)
Group revenues, net of expenses, collected by E-House	777,446	4,968,501	924,514
Related party balance waivers	4,543,596	20,656,153	10,991,770
Service provided to E-House	—	98,568	169,928
Payments received for services	—	—	(268,496)

Balance at December 31	2,949,470	2,160,269	—

14. Commitments and contingencies
a) Operating lease commitments
     The Group has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from six to 60 months and are renewable upon negotiation. Rental expense was $20,049, $134,030 and $833,976 for the years ended December 31, 2006, 2007 and 2008, respectively.
     Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2008 were as follows:

Year Ending December 31	$
2009	1,806,723
2010	1,099,835
2011	671,336
2012	147,522
2013	6,158

Total	3,731,574

(b) Contingencies
     The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material adverse affect on its business, assets or operations.
15. Subsequent Events
     On January 1 2009, the Company, granted 5,569,000 and 431,000 options to purchase the Company’s ordinary shares to certain of the Group’s employees and employees of E-House, respectively, at an exercise price of $3.00 per share, pursuant to the CRIC Plan. The options expire ten years from the date of grant and vest at each grant date anniversary over a period of one to four years. The weighted average grant-date fair value of the options was $2.08 per share. The Group will recognize a total $10,482,736 of compensation cost for those options expected to vest over the requisite service period.
     In March, 2009, Tianzhuo failed to reach an agreement with a Shanghai newspaper agency on its intended purchase of the newspaper advertising slots. As a result, the Group’s deposit of $3,218,314 will be returned to the Group, of which $1,609,157 had been received as of March 24, 2009.
     In April, 2009, CRIC BVI acquired Portal Overseas Limited, a company incorporated in the British Virgin Islands, for $7,193,030. The acquisition represents an acquisition of assets, the major asset of which is a 20-year prepaid operating lease of an office building in Shanghai, which the Group uses as its corporate office.
     On July 23, 2009, the Company entered into a share purchase agreement with SINA, pursuant to which, the Group agreed to acquire SINA’s 66% equity interest in China Online Housing, in exchange for issuing the Company’s ordinary shares (the “Subscription Shares”) to SINA upon the closing of this offering, which will give SINA a 39% equity interest in the Company (excluding (i) any of the Company’ shares to be issued in the IPO and (ii) any of the Company’s shares to be issued upon exercise, conversion or exchange of options or other securities). The consummation of this offering will be considered the closing date of the transaction with SINA. The purchase price will be based on the initial public offering price.
     On July 27, 2009, the Company entered into agreements with E-House with respect to various ongoing relationships between E-House and the Group. These include a master transaction agreement, an onshore transitional services agreement, an offshore transitional services agreement, a non-competition agreement, a consulting and services agreement relating to certain services to be provided by the Group to E-House, a consulting and services agreement relating to certain services to be provided by E-House to the Group, and a registration rights agreement.
     On July 15, 2009, the Company granted 790,000 and 274,500 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price of $6.00 per share, pursuant to the CRIC plan. On July 30, 2009, the Company granted 300,000 options to purchase its ordinary shares to certain of the Group’s employees at an exercise price of $6.00 per share, pursuant to the CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of one to four years. The weighted average grant date fair value of the options was $5.12 per share and $5.62 per share for the options granted on July 15, 2009 and July 30, 2009, respectively. Total estimated compensation cost for those options expected to vest of $6.17 million will be recognized over the requisite service period, which is approximately one to four years.
     On September 1, 2009, the Company changed its name from CRIC Holdings Limited to China Real Estate Information Corporation.
     On September 24, 2009, the Company granted 1,327,500 options to purchase its ordinary shares to certain of the Group’s employees and E-House’s employees, respectively, at an exercise price of $8.00 per share, pursuant to CRIC plan. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of two to four years.
     On July 22, 2009, the Company sold a 12.35% ownership interest in its wholly-owned subsidiary, E-house (China) Information Technology Service Limited, whose primary activities relate to holding a 34% equity interest in China Online Housing, to Modern Information Ltd. for $882,522.
     On September 28, 2009, the Company issued 21,522,222 additional ordinary shares at par value to E-House Holdings. This issuance has been retroactively reflected for all periods presented herein.
     On September 28, 2009, E-house (China) Information Technology Service Limited transferred its 34% ownership interest in China Online Housing to the Company. As a result, the Company issued 3,033,333 ordinary shares at par value to Modern Information Ltd. in exchange for its indirect equity interest in China Online Housing.
     Subsequent events have been updated through September 29, 2009.

SCHEDULE 1
CHINA REAL ESTATE INFORMATION CORPORATION
BALANCE SHEET
(In U.S. dollar except for share data)

December 31
2008
$
ASSETS
Current assets:
Cash and cash equivalents	142

Total current assets	142
Investment in subsidiaries	65,659,276

TOTAL ASSETS	65,659,418

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Amounts due to related parties	3,621

Total current liabilities	3,621

Shareholder’s equity:
Ordinary share ($0.0002 par value): 250,000,000 shares issued authorized, 71,522,222 and 71,522,222 shares issued and outstanding as of December 31, 2007 and 2008, respectively	14,304
Additional paid-in capital	40,991,770
Retained earnings	20,956,173
Accumulated other comprehensive income	3,707,854
Subscription receivable	(14,304)

Total shareholder’s equity	65,655,797

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	65,659,418

CHINA REAL ESTATE INFORMATION CORPORATION
STATEMENT OF OPERATIONS
(In U.S. dollar)

Period from
August 22, 2008
(Date of Inception) to
December 31, 2008
$
Total revenues	—
Cost of revenues	—
Selling, general and administrative expenses	(3,368)

Income from operations	(3,368)
Other expense	(11)
Income tax expense	—

Loss before equity in subsidiaries	(3,379)
Equity in earnings of subsidiaries	3,389,791

Net income	3,386,412

CHINA REAL ESTATE INFORMATION CORPORATION
STATEMENT OF CASH FLOWS
(In U.S. dollar)

Period from
August 22, 2008
(Date of Inception) to
December 31, 2008
$
Operating activities:
Net income	3,386,412
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(3,389,791)
Changes in operating assets and liabilities:
Amounts due to related parties	3,521

Net cash used in operating activities	142
Cash and cash equivalents at the beginning of the year	—

Cash and cash equivalents at the end of the year	142

Supplemental disclosures of non-cash activities:
Net contribution received by subsidiaries from E-House	62,269,485

CHINA REAL ESTATE INFORMATION CORPORATION
NOTES TO SCHEDULE 1
1)	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e) (3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2008, approximately $34,838,675 is not available for distribution and, as such, the condensed financial information of the Company has been presented for the period from August 22, 2008 (date of inception) to December 31, 2008.

Appendix 1
Entities included in the consolidated financial statements
          The following table sets forth information concerning entities included in the Company:

			Percentage of
	Date of	Place of	ownership
	incorporation	incorporation	(%)
CRIC (China) Information Technology Co., Ltd.,	April 26, 2006	BVI	100
Shanghai CRIC Information Technology Co., Ltd.	July 3, 2006	PRC	100
E-House (China) Information Technology Service Limited	January 15, 2008	BVI	100
Hong Kong CRIC Information Technology Company Limited	February 25, 2008	Hong Kong	100
Shanghai CRIC Software Technology Co., Ltd.	June 13, 2008	PRC	100
Richpoint Overseas Ltd.	April 7, 2008	BVI	85
CRIC Information Technology Ltd.	May 23, 2008	Hong Kong	85
Wuhan CRIC Information Technology Co., Ltd.	June 19, 2008	PRC	100
Chengdu CRIC Information Technology Co., Ltd.	April 21, 2008	PRC	100
Shanghai Tian Zhuo Advertising Co., Ltd.	February 27, 2008	PRC	VIE
Shanghai Landpro Advertising Design Co., Ltd.	December 19, 2008	PRC	100*
Guangzhou Integrated Residential Building Industry Facility Co., Ltd.	July 15, 2004	PRC	100*
Wushi Consolidated (Beijing) Advertising Media Co., Ltd.	July 28, 2008	PRC	60

*:	Wholly owned subsidiaries of Shanghai Tian Zhuo Advertising Co., Ltd.